UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

7 February, 2017

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the fourth quarter 2016 results of Statoil ASA.

2016 fourth quarter results

Statoil reports adjusted earnings of USD 1.664 billion and a negative IFRS net operating income of USD 1.897 billion in the fourth quarter of 2016. The IFRS net income was negative
USD 2.785 billion.

The fourth quarter results were characterised by:

•        Solid results from the Norwegian continental shelf with high production regularity and the lowest cost level in a decade

•        Strong marketing and trading results

•        Negative results from the international segment, impacted by expensed exploration wells and high maintenance activity

•        Cost improvements of USD 3.2 billion, USD 700 million above target

•        Solid cashflow, around USD 900 million positive after taxes paid, dividend and organic investments

•        High impairment charges, mainly as a result of reduced long term price assumptions

“In the current price environment, we delivered solid financial results from our Norwegian operations and from our marketing and trading activity. Our result was impacted by the negative result from our international operations due to expensed exploration wells, high maintenance activity and impairment charges. We delivered strong production and solid operational performance across all segments in the quarter”, says Eldar Sætre, President and CEO of Statoil ASA.

 “We achieved strong results from our improvement programme, 700 million dollars above our target of 2.5 billion dollars in annual savings. These are lasting effects, and we target an additional 1 billion dollars in 2017”, says Sætre.

Adjusted earnings were USD 1.664 billion in the fourth quarter, down 6% from USD 1.778 billion in the same period in 2015. In the quarter we have expensed exploration wells capitalised in previous periods in the amount of USD 260 million, contributing to the reduction together with lower European gas prices. Higher liquids prices, strong delivery on the improvement programme and solid operational performance contributed positively to the results. Net operating income was negative USD 1.897 billion in the fourth quarter compared to positive
USD 152 million in the same period of 2015. The result was impacted by USD 2.3 billion in net impairment charges mainly due to reduced long term price assumptions.

Adjusted earnings after tax were negative USD 40 million in the fourth quarter, down from positive USD 185 million in the same period last year.

Statoil delivered equity production of 2,095 mboe per day in the fourth quarter compared to 2,046 mboe per day in the same period in 2015. The increase was primarily due to ramp-up of new fields and strong operational performance. Excluding divestments, the underlying production growth was 2% compared to the fourth quarter last year.

As of year-end 2016, Statoil had completed 23 exploration wells. Adjusted exploration expenses in the quarter were USD 607 million, up from USD 490 million in the fourth quarter of 2015.

Cash flow from operations amounted to USD 10.7 billion after taxes paid for the full year of 2016 compared to USD 12.3 billion last year. Organic capital expenditure was reduced to USD 10.1 billion in 2016 due to improvement programme and strict capital discipline. Net debt to capital employed was 35.6% at year-end. In the fourth quarter the net debt ratio was impacted by impairments, currency effects, increase in working capital to capture higher margins, and the acquisition of BM-S-8 licence in Brazil.

For the full year 2016, the IFRS net operating income was USD 80 million and adjusted earnings were USD 4.070 billion. IFRS net income for the year was negative USD 2.902 billion.

The board of directors will propose to the annual general meeting (AGM) to maintain a dividend of USD 0.2201 per ordinary share for the fourth quarter, and continue the scrip programme giving shareholders the option to receive the dividend for the fourth quarter in cash or newly issued shares in Statoil at a 5% discount.

The twelve month average Serious incident frequency (SIF) was 0.8 at year-end 2016, compared to 0.6 last year. Statoil has presented investigation reports following serious incidents in the quarter and initiated measures to improve safety results.

Statoil 4th quarter 2016      2

Capital markets update

Today, Statoil presents its strategy to capitalise on high value opportunities to the capital market, focusing on three priorities:

•        Investing in our next generation portfolio with radically improved break evens

•        Maintaining financial capacity, with a clear funding visibility and the ability to be cash flow positive at USD 50/boe in 2017

•        Pursuing our sharpened high value, low carbon strategy

Statoil has improved average break even for its next generation portfolio with planned start-up before 2022 to USD 27/boe with an average internal rate of return (IRR) of 25%, assuming USD 70/boe. Recoverable resources from this portfolio are 3.2 billion boe, and will deliver high value barrels and cash flow growth. For 2017 Statoil targets additional improvements of USD 1 billion on top of the already achieved
USD 3.2 billion.

“We have reset our cost base, transformed our opportunity set, and we continue to chase improvements. We have the financial capacity and are ready to invest in our next generation portfolio with radically improved break evens. With a sharpened high value, low carbon strategy, Statoil is well positioned for the long term and even more value driven in everything we do”, says Sætre.

Statoil has set clear principles for development of a distinct and competitive portfolio. Statoil will develop long-term value on the Norwegian continental shelf, deepen in core areas and develop new growth options internationally, and grow value creation in its marketing and midstream operations. Statoil is one of the world’s most carbon-efficient producers of oil and gas, and will develop its low carbon advantage further. In addition, Statoil is creating a material industrial position within new energy, with the potential to constitute around 15-20% of investments by 2030.

Furthermore, Statoil announces its updated outlook for 2017-2020:

•        Statoil will invest around USD 11 billion organically in 2017

•        Statoil estimates 4-5% production growth to 2017 from rebased 2016 production and organic annual production growth of around 3% from 2016 to 2020

•        The exploration activity in 2017 will be around USD 1.5 billion

Quarters			Change		Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4		2016	2015	Change

(1,897)	737	152	N/A	Net operating income (USD million)	80	1,366	(94%)
1,664	636	1,778	(6%)	Adjusted earnings (USD million) [5]	4,070	9,633	(58%)
(2,785)	(427)	(1,122)	>(100%)	Net income (USD million)	(2,902)	(5,169)	44%
(40)	(261)	185	N/A	Adjusted earnings after tax (USD million) [5]	(208)	2,465	N/A
2,095	1,805	2,046	2%	Total equity liquids and gas production (mboe per day) [4]	1,978	1,971	0%
44	40	38	14%	Group average liquids price (USD/bbl) [1]	38	46	(18%)

Statoil 4th quarter 2016      3

FOURTH QUARTER 2016 GROUP REVIEW

Solid operational performance and strong deliveries on the improvement programme contributed positively to the fourth quarter financial results. The results were impacted positively by the development in oil price and marketing and trading results, while the reduced European gas prices and significant impairments due to revision of long-term price assumptions, impacted the results negatively.

Total equity liquids and gas production [4]  was 2,095 mboe per day in the fourth quarter of 2016, up 2% compared to fourth  quarter of 2015 mainly due to new production from ramp-up and start-up on various fields, effects from redetermination and stronger operational performance. Higher planned maintenance activity and expected natural decline partially offset the increase.

Total entitlement liquids and gas production [3] was up by 1% to 1,934 mboe per day compared to 1,921 mboe per day in the fourth  quarter of 2015 due to the increase in equity production as described above, partially offset by a negative effect from production sharing agreements (PSA effect)  The PSA effect was 122 mboe per day in the fourth quarter of 2016 compared to 83 mboe per day in the fourth quarter of 2015.

Quarters			Change	Condensed income statement under IFRS	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(unaudited, in USD million)	2016	2015	Change
12,756	12,106	13,093	(3%)	Total revenues and other income	45,873	59,642	(23%)

(6,290)	(5,793)	(5,974)	5%	Purchases [net of inventory variation]	(21,505)	(26,254)	(18%)
(2,667)	(2,453)	(2,516)	6%	Operating and administrative expenses	(9,787)	(11,433)	(14%)
(4,261)	(2,466)	(3,972)	7%	Depreciation, amortisation and net impairment losses	(11,550)	(16,715)	(31%)
(1,435)	(656)	(480)	>100%	Exploration expenses	(2,952)	(3,872)	(24%)
(1,897)	737	152	N/A	Net operating income	80	1,366	(94%)
(2,785)	(427)	(1,122)	>(100%)	Net income	(2,902)	(5,169)	44%

Net operating income was negative USD 1,897 million in the fourth quarter of 2016, compared to net operating income of USD 152 million in the fourth quarter of 2015. The decrease was primarily due to higher net impairment charges related to various assets and increased losses from reflecting the fair value of derivatives. A decline in European gas prices, lower refinery throughput volumes due to maintenance and increased exploration costs added to the decrease. Strong marketing and trading margins, higher liquids and US gas prices and higher volumes sold partially offset the decrease.

In the fourth quarter of 2016, net operating income was negatively affected by net impairment charges of USD 2,298 million mainly due to reduced long-term price assumptions with the largest effect being on unconventional onshore assets in North America, and unrealised losses on derivatives and inventory hedge contracts of USD 765 million. For further information on the impairment charges, see note 2 Segments to the Condensed interim financial statements.

In the fourth quarter of 2015, net operating income was negatively affected by net impairments charges related to various assets of
USD 1,185 million and provisions for disputes of USD 559 million.

Adjusted operating and administrative expenses decreased by 4% to USD 2,317 million in the fourth quarter of 2016. The cost improvement was primarily due to results from the on-going cost improvement initiatives and reduced transportation costs, partially off-set by increased production costs from new fields coming on stream.

Adjusted depreciation expenses increased by 2% to USD 2,781 million in the fourth quarter of 2016. Higher depreciation cost due to production start-up and ramp-up on new fields and the NOK/USD exchange rate development, and was to a large extent offset by reduced depreciation cost mainly due to maintenance activities and higher reserves estimates.

Adjusted exploration expenses increased by USD 117 million to USD 607 million in the fourth quarter of 2016 mainly due to a higher portion of capitalised expenditures from earlier years being expensed this quarter. A lower capitalisation rate in the fourth quarter of 2016 added to the increase, and was only partially offset by lower exploration activity in the fourth quarter of 2016.

After total adjustments of net USD 3,561 million to net operating income, Adjusted earnings [5] were USD 1,664 million in the fourth quarter of 2016, down 6% compared to USD 1,778 million in the fourth quarter of 2015.

Statoil 4th quarter 2016      4

Proved reserves at the end of 2016 were 5,013 mmboe, a decrease compared to 5,060 mmboe at the end of 2015. In 2016, a total of 653 mmboe were added through revisions, extensions, discoveries and acquisitions. The reductions in proved reserves were related to sale of reserves in place of 27 mmboe and entitlement production of 673 mmboe. The decrease in reserves in 2016 was partially compensated for by positive revisions on several of our producing fields due to good production performance and continued IOR efforts, sanctioning new field development projects in Norway and US offshore and continued drilling in our US onshore assets Bakken, Eagle Ford and Marcellus.

The reserve replacement ratio (RRR) was 93% in 2016 compared to 55% in 2015. The RRR measures the proved reserves added to the reserve base and includes the effects of sales and purchases, relative to the amount of oil and gas produced. The organic reserves replacement ratio was 87% compared to 88% in 2015 and the average three-year replacement ratio (including the effects of sales and purchases), was 70% at the end of 2016 compared to 81% in 2015.

Based on adjusted earnings after tax and average capital employed, adjusted return on average capital employed (ROACE)[5] was negative 0.4% for the 12-month period ended 31 December 2016 and positive 4.1% for the 12-month period ended 31 December 2015.

Organic capital expenditures [5] (excluding acquisitions and capital leases) amounted to USD 10.1 billion for the year ended 2016. Organic capital expenditures have been reduced by more than 20% compared to our original guidance for 2016. Gross investments amounted to
USD 14.1 billion.

Quarters			Change	Adjusted earnings	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in USD million)	2016	2015	Change

13,562	11,862	13,219	3%	Adjusted total revenues and other income	46,894	58,718	(20%)
(6,193)	(5,905)	(5,810)	7%	Adjusted purchases [6]	(21,514)	(25,992)	(17%)
(2,317)	(2,249)	(2,407)	(4%)	Adjusted operating and administrative expenses	(9,170)	(10,590)	(13%)
(2,781)	(2,490)	(2,735)	2%	Adjusted depreciation expenses	(10,249)	(10,726)	(4%)
(607)	(581)	(490)	24%	Adjusted exploration expenses	(1,891)	(1,777)	6%
1,664	636	1,778	(6%)	Adjusted earnings [5]	4,070	9,633	(58%)
(40)	(261)	185	N/A	Adjusted earnings after tax [5]	(208)	2,465	N/A

Adjusted earnings after tax [5] were negative USD 40 million in the fourth quarter of 2016, which reflects an effective tax rate on adjusted earnings of 102.4%, compared to 89.4% in the fourth quarter of 2015. The effective tax rate increased mainly due to relatively higher losses (including non-tax deductible exploration losses in the Development and Production International segment) in entities with lower than average tax rates or entities without recognised deferred tax asset.

Total cash flows were reduced by USD 3,658 million compared to the fourth quarter of 2015.

Cash flows provided by operating activities were reduced by USD 191 million compared to the fourth quarter of 2015. The decrease was mainly due to reduced liquids and gas prices and an increase in working capital, partially offset by lower taxes paid.

Cash flows used in investing activities were increased by USD 2,687 million compared to the fourth quarter of 2015. The increase was mainly due to significantly lower cash flow from financial investments and higher capital expenditures.

Cash flows used in financing activities were increased by USD 779 million compared to the fourth quarter of 2015. The increase is mainly due to decreased cash flow from collateral received related to derivatives, offset by reduced cash dividend paid and net new debt.

Free cash flow [5] in the fourth quarter of 2016 was negative USD 63 million, an increase of USD 1,792 million compared to the fourth quarter of 2015 mainly due to realisation of derivatives related to long term loans and lower taxes paid.

Full year 2016

Net operating income was USD 80 million for the full year of 2016 compared to USD 1,366 million for the full year of 2015. The significant decrease was primarily driven by the drop in liquids and gas prices, lower refinery margins and lower gains on sale of assets. The decrease was partially offset by lower net impairment charges in 2016 compared to 2015 and a reduction in operating, depreciation and exploration costs.

In 2016, net operating income was negatively impacted by net impairment charges of USD 2,317 million mainly due to reduced long-term price assumptions with the largest effect being on unconventional onshore assets in North America, and unrealised losses on derivatives and inventory hedge contracts of USD 1,098 million. In 2015, net operating income was negatively impacted by net impairment charges of

Statoil 4th quarter 2016      5

USD 8,167 million and provisions for disputes of USD 639 million. Gain from sale of assets of USD 1,750 million mainly related to the divestment of the Shah Deniz project impacted net operating income positively.

Adjusted operating and administrative expenses decreased by 13% to USD 9,170 million in 2016, mainly as a results of the on-going cost improvement initiatives and the NOK/USD exchange rate development. Lower operation and maintenance costs, decreased diluent cost and reduced transportation costs added to the decrease. Ramp-up and start-up of production on new fields partially offset the decrease in operating costs.

Adjusted depreciation expenses  decreased by 4% to USD 10,249 million in 2016, mainly due to lower depreciation on mature fields, the NOK/USD exchange rate development in 2016 and a net increase in proved reserves estimates. The decrease was partially offset by start-up and ramp-up of production on several fields.

Adjusted exploration expenses increased by 6% to 1,891 million in 2016, primarily due to a higher portion of expenditures capitalised in previous years being expensed in 2016, and a lower capitalisation rate on exploration expenditures incurred in 2016 compared to 2015. Significant lower drilling activity and less expensive wells drilled in 2016, partially offset the increase.

After total adjustments of USD 3,901 million to net operating income as described above, Adjusted earnings were USD 4,070 million in for the full year of 2016, down 58% from USD 9,633 million in for the full year of 2015.

Adjusted earnings after tax were negative USD 208 million for the full year 2016 compared to USD 2,466 million for the full year 2015. The effective tax rate on adjusted earnings was 105.1%, compared to an effective tax rate of 74.4% in 2015. The tax rates increased mainly due to relatively higher losses (including exploration losses with no tax deductions in the Development and Production International segment) in entities with lower than average tax rates or entities without recognised deferred tax asset.

Total cash flows were reduced by USD 1,769 million compared to the full year 2015.

Cash flows provided by operating activities were reduced by USD 4,594 million compared to the full year 2015. The decrease was mainly due to reduced liquids and gas prices, partially offset by lower taxes paid.

Cash flows used in investing were reduced by USD 4,055 million compared to the full year 2015. The decrease was due to significantly lower capital expenditures, lower financial investments and reduced proceeds from sale of assets.

Cash flows used in financing activities increased by USD 1,230 million compared to the full year 2015. The change is mainly due to reduced cash flow from finance debt, partially offset by reduced cash dividend due to the scrip dividend.

Free cash flow [5] for the full year of 2016 was negative USD 3,086, a decrease of USD 898 million compared to the full year 2015 mainly due to the decrease in revenues.

Statoil 4th quarter 2016      6

OUTLOOK

•      Organic capital expenditures [5] for 2017 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 11 billion

•      Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around
USD 1.5 billion for 2017, excluding signature bonuses

•      Statoil expects to achieve an additional USD 1 billion in efficiency improvements in 2017 with a total of USD 4.2 billion.

•      Statoil’s ambition is to keep the unit of production cost in the top quartile of its peer group

•      For the period 2016 – 2020, organic production growth [7]  is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)

•      The equity production for 2017 is estimated to be around 4-5% above the 2016 level

•      Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 10 mboe per day in the first quarter of 2017. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full fiscal year 2017, which is lower than the 2016 impact

•      Indicative effects from Production Sharing Agreement (PSA-effect) [4] and US royalties are estimated to be around 150 mboe per day in 2017 based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel

•      Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

•      Statoil expects to achieve ROACE  [5]  above 10% in 2020 at an oil price of 70 USD per barrel

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Fourth quarter 2016 review

Average daily production of liquids and gas increased by 5% to 1,374 mboe per day in the fourth quarter of 2016 compared to the fourth quarter of 2015. The increase was mainly due to the effect of redetermination Ormen Lange, ramp- up of new fields and stronger operational performance at several fields. Lower gas off-take at Troll and Oseberg and expected natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was USD 792 million compared to USD 1,704 million in the fourth quarter of 2015. Net impairments of USD 829 million negatively impacted net operating income. In the fourth quarter of 2015, net operating income was negatively impacted by net impairments of assets of USD 350 million.

Adjusted earnings [5] were USD 1,972 million, down 2% compared to the fourth quarter of 2015. The decrease was mainly due to decline in gas prices, partially offset by increased volumes of both liquids and gas. Adjusted operating and administrative expenses decreased mainly as a result of on-going cost improvement initiatives, less well maintenance and cease of production at Volve and Njord/Hyme. Adjusted depreciation increased mainly due to the NOK/USD exchange rate development. Adjusted exploration expenses increased mainly due to acquisition of seismic and higher portion of exploration expenditure capitalised in earlier years.

Quarters			Change	Adjusted earnings	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in USD million)	2016	2015	Change

4,025	2,762	4,096	(2%)	Adjusted total revenues and other income	13,216	17,664	(25%)

(590)	(633)	(682)	(13%)	Adjusted operating and administrative expenses	(2,543)	(3,139)	(19%)
(1,348)	(1,077)	(1,316)	2%	Adjusted depreciation	(4,869)	(5,367)	(9%)
(115)	(53)	(90)	29%	Adjusted exploration expenses	(371)	(522)	(29%)

1,972	999	2,008	(2%)	Adjusted earnings [5]	5,435	8,636	(37%)

Full year 2016

Net operating income  for DPN was USD 4,451 million in the full year of 2016 compared to USD 7,161 million in the full year of 2015. Net impairments of USD 829 million negatively impacted net operating income. In 2015, net operating income was negatively impacted by net impairment of assets of USD 1,074 million and lower fair value of derivatives of USD 338 million.

Adjusted earnings were USD 5,435 million in 2016, down 37%. Adjusted total revenues and other income decreased by 25%, primarily driven by the drop in liquids and gas prices. Adjusted operating and administrative expenses decreased mainly as a results of on-going cost improvement initiatives and the NOK/USD exchange rate development. Adjusted depreciation decreased mainly due to lower depreciation on mature fields, increased proved reserves on certain fields, the NOK/USD exchange rate development and decreased asset retirement obligations. The decrease was partially offset by ramp-up of new fields.  Adjusted exploration expenses decreased mainly due to lower drilling activity and more expensive wells being drilled in 2015. The decrease was partially offset by a lower portion of current exploration expenditures being capitalised.

Statoil 4th quarter 2016      8

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Fourth quarter 2016 review

Average equity production of liquids and gas in the fourth quarter of 2016 decreased by 2% to 720 mboe per day compared to the fourth quarter of 2015. Main downward drivers were planned maintenance activity and expected natural decline on various partner operated fields, as well as operational challenges. These decreases were partially offset by start-up and ramp-up on several fields including Corrib and
In Salah Southern Fields.

Average daily entitlement production of liquids and gas  in the fourth quarter of 2016 decreased by 9% to 559 mboe per day compared to the fourth quarter of 2015. The decrease was due to lower equity production and a negative effect from production sharing agreements (PSA effect). The PSA effect was 122 mboe per day in the fourth quarter of 2016 compared to 83 mboe per day in the fourth quarter of 2015.

Net operating income for Development and Production International (DPI) was negative USD 2,610 million in the fourth quarter of 2016 compared to negative USD 2,031 million in the fourth quarter of 2015. In the fourth quarter of 2016, net operating income was negatively impacted by net impairment losses of USD 1,838 million, mainly due to reduced long-term price assumptions with the largest effect being on unconventional onshore assets in North America. In the fourth  quarter of 2015, net operating income was negatively impacted by net impairment losses of USD 831 million, a provision for a dispute of USD 331 million and onerous contracts provisions of USD 156 million.

Adjusted earnings [5] were negative USD 681 million in the fourth quarter of 2016, compared with negative USD 674 million in the fourth  quarter of 2015. The negative development was mainly caused by lower entitlement production and higher exploration and depreciation expenses, partially offset by higher realised oil and gas prices and lower operating expenses. Adjusted operating and administrative expenses decreased due to lower operating and maintenance costs for various fields, in addition to lower diluent expenses. The decreases were partially offset by operating and transportation costs for new fields coming on stream. Adjusted depreciation increased primarily due to production start-up and ramp-up of new fields. Reversal of impairments added further to the increase. Higher reserves estimates partially offset the increase in depreciation. Adjusted exploration expenses increased in the fourth quarter of 2016, mainly due to a higher portion of wells capitalised in previous periods being expensed this quarter partially offset by lower drilling activity and lower well costs in the fourth quarter of 2016.

Quarters			Change	Adjusted earnings	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in USD million)	2016	2015	Change

1,859	1,850	1,747	6%	Adjusted total revenues and other income	6,546	7,714	(15%)

(708)	(605)	(729)	(3%)	Adjusted operating and administrative expenses	(2,631)	(3,097)	(15%)
(1,338)	(1,312)	(1,284)	4%	Adjusted depreciation	(4,969)	(4,833)	3%
(492)	(528)	(400)	23%	Adjusted exploration expenses	(1,521)	(1,255)	21%

(681)	(596)	(674)	(1%)	Adjusted earnings [5]	(2,582)	(1,480)	(74%)

Full year 2016

Net operating income for DPI was negative USD 4,352 million in the full year of 2016 compared to negative USD 8,729 million in the full year of 2015. Net impairment losses of USD 1,557 million negatively impacted net operating income in the full year of 2016. This was mainly due to reduced long-term price assumptions with the largest effect being on unconventional onshore assets in North America. In the full year of 2015, net operating income was negatively impacted by net impairment losses of USD 7,517 million, net provisions for disputes of USD 639 million and onerous contracts provisions of USD 156 million. This was partially offset by a gain on sale of assets of USD 1,166 million related to the divestment of the Shah Deniz project.

Adjusted earnings were negative USD 2,582 million in the full year of 2016, down from negative USD 1,480 million in the full year of 2015. The negative development was mainly due to lower realised oil and gas prices and higher exploration and depreciation expenses, partially offset by lower operating expenses and slightly higher entitlement production. The decrease in adjusted operating and administrative expenses was primarily driven by lower operation and maintenance costs, in addition to lower diluent expenses. The decreases were partially offset by operating and transportation costs for new fields coming on stream. Adjusted depreciation increased slightly, driven by start-up and ramp-up of production from new fields and effects from reversal of impairments. Higher reserves estimates partially offset the increase. The increase in adjusted exploration expenses was mainly due to a higher portion of wells capitalised in previous periods being expensed this year and a lower capitalisation  rate in 2016, partially offset by lower drilling activity and lower well costs in 2016.

Statoil 4th quarter 2016      9

MARKETING, MIDSTREAM AND PROCESSING

Fourth quarter 2016 review

Natural gas sales volumes in the fourth quarter of 2016 amounted to 14.9 billion standard cubic meters (bcm), up 10% compared to the fourth quarter of 2015. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf and higher volumes of third party. Of the total gas sales in the fourth quarter of 2016, entitlement gas was 12.5 bcm compared to 11.9 bcm in the fourth quarter of 2015.

Average invoiced European natural gas sales price [8] strengthened during the quarter due to tightened market situation, however the quarterly average ended 14% lower than fourth quarter last year. Average invoiced North American piped gas sales price [8] increased by 27% due to a general increase in Henry Hub prices.

Net operating income for Marketing, Midstream and Processing (MMP) was USD 264 million compared to USD 474 million in the fourth quarter of 2015. Net operating income was negatively impacted by changes in fair value of derivatives and market value of storage and physical contracts, with the total of USD 598 million. This is partially offset by a net reversal of impairment charges of USD 368 million mainly related to a refinery asset. In the fourth quarter of 2015, net operating income was impacted by loss on operational storage of USD 164 million, offset by gain on sale of assets.

Adjusted earnings [5] were USD 514 million, compared to USD 423 million in the fourth quarter of 2015. The increase was mainly due to strong trading results and higher sales of gas volumes compared to fourth quarter of 2015 partially offset by reduced throughput within processing. Adjusted operating and administrative expenses decreased mainly as a result of reduced transportation cost.

Quarters			Change	Adjusted earnings	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in USD million)	2016	2015	Change

13,322	11,596	12,805	4%	Adjusted total revenues and other income	45,981	57,858	(21%)

(11,679)	(10,155)	(11,198)	4%	Adjusted purchases [6]	(39,924)	(50,385)	(21%)
(1,064)	(1,066)	(1,089)	(2%)	Adjusted operating and administrative expenses	(4,187)	(4,360)	(4%)
(65)	(74)	(95)	(31%)	Adjusted depreciation	(294)	(384)	(23%)

514	301	423	22%	Adjusted earnings [5]	1,576	2,728	(42%)

Full year 2016

Net operating income for MMP was USD 623 million in the full year of 2016 compared to USD 2,931 million in the full year of 2015. Lower fair value of certain derivatives of USD 713 million and change in market value of storage and future physical contracts of USD 360 million, offset by operational storage effects of USD 228 million and a net reversal of impairment charges of USD 74 million related to a refinery asset negatively impacted net operating income. Net operating income in the full year of 2015 was positively impacted by net reversal of impairment charges of USD 421 million and gain on sale of assets of USD 174 million. Net operating income was negatively impacted by onerous contract provision of USD 197 million.

Adjusted earnings were USD 1,576 million in the full year of 2016, down 42% compared to 2015. The decrease was mainly driven by lower refinery margins compared to the solid results in the full year of 2015. Reduced margins for gas marketing and trading added to the decrease. Adjusted total revenues and other income decreased primarily driven by lower oil- and gas market prices.  Adjusted purchases decreased due to the same factors as described for revenues above. Adjusted operating and administrative expenses decreased as a result of lower transportation cost and as an effect from the on-going cost improvement initiative.

Statoil 4th quarter 2016      10

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2016

With effect from the first quarter of 2016 the financial statements are presented in US dollars (USD). Comparative data has been converted from Norwegian kroner (NOK) to USD accordingly.

CONSOLIDATED STATEMENT OF INCOME

Quarters					Full year
Q4 2016	Q3 2016	Q4 2015	(unaudited, in USD million)	2016	2015

12,696	12,092	12,809	Revenues	45,688	57,900
(58)	(36)	(35)	Net income from equity accounted investments	(119)	(29)
118	51	320	Other income	304	1,770

12,756	12,106	13,093	Total revenues and other income	45,873	59,642

(6,290)	(5,793)	(5,974)	Purchases [net of inventory variation]	(21,505)	(26,254)
(2,439)	(2,319)	(2,246)	Operating expenses	(9,025)	(10,512)
(228)	(135)	(270)	Selling, general and administrative expenses	(762)	(921)
(4,261)	(2,466)	(3,972)	Depreciation, amortisation and net impairment losses	(11,550)	(16,715)
(1,435)	(656)	(480)	Exploration expenses	(2,952)	(3,872)

(1,897)	737	152	Net operating income	80	1,366

(838)	(76)	(625)	Net financial items	(258)	(1,311)

(2,735)	661	(473)	Income before tax	(178)	55

(50)	(1,088)	(649)	Income tax	(2,724)	(5,225)

(2,785)	(427)	(1,122)	Net income	(2,902)	(5,169)

(2,791)	(432)	(1,126)	Attributable to equity holders of the company	(2,922)	(5,192)
6	5	4	Attributable to non-controlling interests	20	22

(0.87)	(0.14)	(0.35)	Basic earnings per share (in USD)	(0.91)	(1.63)
(0.87)	(0.14)	(0.35)	Diluted earnings per share (in USD)	(0.91)	(1.63)
3,219	3,199	3,178	Weighted average number of ordinary shares outstanding (in millions)	3,195	3,179

Statoil 4th quarter 2016      11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters					Full year
Q4 2016	Q3 2016	Q4 2015	(unaudited, in USD million)	2016	2015

(2,785)	(427)	(1,122)	Net income	(2,902)	(5,169)

(294)	(24)	1,013	Actuarial gains (losses) on defined benefit pension plans	(503)	1,599
71	7	(290)	Income tax effect on income and expenses recognised in OCI	129	(461)
(223)	(17)	722	Items that will not be reclassified to the Consolidated statement of income	(374)	1,138

(1,552)	695	(656)	Currency translation adjustments	17	(3,976)
(1,552)	695	(656)	Items that may be subsequently reclassified to the Consolidated statement of income	17	(3,976)

(1,775)	678	66	Other comprehensive income	(357)	(2,838)

(4,560)	252	(1,056)	Total comprehensive income	(3,259)	(8,007)

(4,566)	247	(1,060)	Attributable to the equity holders of the company	(3,279)	(8,030)
6	5	4	Attributable to non-controlling interests	20	22

Statoil 4th quarter 2016      12

CONSOLIDATED BALANCE SHEET

	At 31 December	At 30 September	At 31 December
(unaudited, in USD million)	2016	2016	2015

ASSETS
Property, plant and equipment	59,556	66,409	62,006
Intangible assets	9,243	8,406	9,452
Equity accounted investments	2,245	2,082	824
Deferred tax assets	2,195	1,658	2,022
Pension assets	839	1,285	1,284
Derivative financial instruments	1,819	3,723	2,697
Financial investments	2,344	2,488	2,336
Prepayments and financial receivables	893	985	967

Total non-current assets	79,133	87,035	81,588

Inventories	3,227	2,966	2,502
Trade and other receivables	7,839	5,986	6,671
Derivative financial instruments	492	350	542
Financial investments	8,211	9,212	9,817
Cash and cash equivalents	5,090	8,038	8,623

Total current assets	24,859	26,553	28,154

Assets classified as held for sale	537	0	0

Total assets	104,530	113,587	109,742

EQUITY AND LIABILITIES
Shareholders' equity	35,072	40,050	40,271
Non-controlling interests	27	36	36

Total equity	35,099	40,086	40,307

Finance debt	27,999	28,603	29,965
Deferred tax liabilities	6,427	7,784	7,421
Pension liabilities	3,380	3,405	2,979
Provisions	13,406	15,289	12,422
Derivative financial instruments	1,420	1,138	1,285

Total non-current liabilities	52,633	56,220	54,073

Trade and other payables	9,666	9,457	9,332
Current tax payable	2,184	2,256	2,740
Finance debt	3,674	4,659	2,326
Dividends payable	712	708	700
Derivative financial instruments	508	202	264

Total current liabilities	16,744	17,282	15,362

Liabilities directly associated with the assets classified as held for sale	54	0	0

Total liabilities	69,431	73,502	69,435

Total equity and liabilities	104,530	113,587	109,742

Statoil 4th quarter 2016      13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(5,192)		(5,192)	22	(5,169)
Other comprehensive income			1,138	(3,976)	(2,838)		(2,838)
Total comprehensive income							(8,007)
Dividends			(2,930)		(2,930)		(2,930)
Other equity transactions		6	(0)		6	(43)	(38)

At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307

At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307
Net income for the period			(2,922)		(2,922)	20	(2,902)
Other comprehensive income			(374)	17	(357)		(357)
Total comprehensive income							(3,259)
Dividends1)	17	887	(2,824)		(1,920)		(1,920)
Other equity transactions		1	0		2	(30)	(28)

At 31 December 2016	1,156	6,607	32,573	(5,264)2)	35,072	27	35,099

1) For more information, see note 7 Dividends.

2) Balance of currency translation adjustments includes USD 321 million directly associated with assets classified as held for sale. See note 3 Acquisitions and disposals for information on transaction.

Statoil 4th quarter 2016      14

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters					Full year
Q4 2016	Q3 2016	Q4 2015	(unaudited, in USD million)	2016	2015

(2,735)	661	(473)	Income before tax	(178)	55

4,261	2,466	3,972	Depreciation, amortisation and net impairment losses	11,550	16,715
1,067	400	(108)	Exploration expenditures written off	1,800	2,164
529	(209)	424	(Gains) losses on foreign currency transactions and balances	(137)	1,166
(29)	38	(301)	(Gains) losses on sales of assets and businesses	(110)	(1,716)
(203)	454	367	(Increase) decrease in other items related to operating activities1)	1,076	558
2,350	(284)	262	(Increase) decrease in net derivative financial instruments1)	1,307	1,551
60	66	81	Interest received	280	363
(151)	(112)	(137)	Interest paid	(548)	(443)

5,149	3,480	4,087	Cash flows provided by operating activities before taxes paid and working capital items	15,040	20,414

(1,349)	(697)	(2,226)	Taxes paid	(4,386)	(8,078)

(1,774)	875	357	(Increase) decrease in working capital1)	(1,620)	1,292

2,027	3,658	2,218	Cash flows provided by operating activities	9,034	13,628

0	0	(398)	Additions through business combinations	0	(398)
(3,819)	(2,656)	(3,214)	Capital expenditures and investments2)	(12,191)	(15,518)
557	113	2,810	(Increase) decrease in financial investments	877	(2,813)
83	(89)	(136)	(Increase) decrease in other items interest bearing	107	(22)
244	497	690	Proceeds from sale of assets and businesses	761	4,249

(2,935)	(2,135)	(248)	Cash flows used in investing activities	(10,446)	(14,501)

1,323	(1)	9	New finance debt	1,322	4,272
(893)	(8)	(11)	Repayment of finance debt	(1,072)	(1,464)
(371)	(404)	(658)	Dividends paid	(1,876)	(2,836)
(1,723)	124	(224)	Net current finance debt and other	(333)	(701)

(1,664)	(289)	(884)	Cash flows provided by (used in) financing activities	(1,959)	(729)

(2,572)	1,234	1,086	Net increase (decrease) in cash and cash equivalents	(3,371)	(1,602)

(352)	35	(194)	Effect of exchange rate changes on cash and cash equivalents	(152)	(871)
8,014	6,746	7,721	Cash and cash equivalents at the beginning of the period (net of overdraft)	8,613	11,085

5,090	8,014	8,613	Cash and cash equivalents at the end of the period (net of overdraft)3)	5,090	8,613

1)      (Increase) decrease in items under operating activities include currency effects.

2)      Capital expenditures and investments for 2016 includes USD 64 million related to acquisition of additional shares in Lundin Petroleum AB. See note 3 Acquisitions and disposals for more information.

3)      At 31 December 2016, net overdrafts were zero. At 31 December 2015 cash and cash equivalents included a net overdraft of
USD 10 million.

Statoil 4th quarter 2016      15

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the fourth quarter of 2016 were authorised for issue by the board of directors on 6 February 2017.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2015.

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollar (USD), mainly in order to better reflect the underlying USD exposure of Statoil’s business activities and to align with industry practice. The change in presentation currency has been accounted for as a policy change, and comparative figures have been re-presented in USD to reflect the change. All currency translation adjustments have been set to zero as of 1 January 2006, which was the date of Statoil’s transition to IFRS. Translation adjustments and cumulative translation adjustments have been presented as if Statoil had used USD as the presentation currency from that date. For further details and re-presented consolidated financial information for prior periods, reference is made to note 9 Change of presentation currency – re-presentation of comparative periods in the Condensed interim financial statements for the first quarter of 2016, available at www.statoil.com.

There have been no other changes to significant accounting policies in the four quarters of 2016 compared to the Consolidated annual financial statements for 2015.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparative periods have been re-presented to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Statoil 4th quarter 2016      16

2 Segments

Statoil’s operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segment NES is reported in the reporting segment Other.

As of 1 January 2016, certain assets and operations, with a book value of USD 1,487 million, previously included in the MMP operating segment are now managed as part of the DPUSA operating segment and are now reported as part of the Development and Production International reporting segment. Comparative periods have not been restated, as the impact on the segments has been considered immaterial.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter of 2016 and 2015 is presented below. The reported measure of segment profit is net operating income.  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Fourth quarter 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(138)	211	12,748	(7)	0	12,814
Revenues inter-segment	3,841	1,783	13	0	(5,637)	0
Net income from equity accounted investments	(75)	(21)	29	9	0	(58)

Total revenues and other income	3,628	1,974	12,790	2	(5,637)	12,756

Purchases [net of inventory variation]	0	(2)	(11,594)	(0)	5,305	(6,290)
Operating and SG&A expenses	(525)	(924)	(1,234)	(133)	149	(2,667)
Depreciation, amortisation and net impairment losses	(2,177)	(2,357)	303	(29)	0	(4,261)
Exploration expenses	(134)	(1,301)	0	0	0	(1,435)

Net operating income	792	(2,610)	264	(161)	(183)	(1,897)

Additions to PP&E, intangibles and equity accounted investments	1,417	3,176	78	72	0	4,743

Statoil 4th quarter 2016      17

Fourth quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	150	(117)	13,049	48	0	13,128
Revenues inter-segment	3,937	1,373	39	1	(5,350)	(0)
Net income from equity accounted investments	0	(47)	3	8	0	(35)

Total revenues and other income	4,087	1,209	13,090	57	(5,350)	13,093

Purchases [net of inventory variation]	(0)	(8)	(11,362)	(0)	5,396	(5,974)
Operating and SG&A expenses	(600)	(702)	(1,157)	(103)	45	(2,516)
Depreciation, amortisation and net impairment losses	(1,666)	(2,168)	(98)	(40)	(0)	(3,972)
Exploration expenses	(117)	(363)	0	0	0	(480)

Net operating income	1,704	(2,031)	474	(86)	92	152

Additions to PP&E, intangibles and equity accounted investments	1,385	1,946	291	49	0	3,670

Full year 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	184	884	44,883	41	0	45,993
Revenues inter-segment	12,971	5,873	35	1	(18,880)	(0)
Net income from equity accounted investments	(78)	(100)	61	(3)	0	(119)

Total revenues and other income	13,077	6,657	44,979	39	(18,880)	45,873

Purchases [net of inventory variation]	1	(7)	(39,696)	(0)	18,198	(21,505)
Operating and SG&A expenses	(2,547)	(2,923)	(4,439)	(340)	463	(9,787)
Depreciation, amortisation and net impairment losses	(5,698)	(5,510)	(221)	(121)	0	(11,550)
Exploration expenses	(383)	(2,569)	0	0	0	(2,952)

Net operating income	4,451	(4,352)	623	(423)	(219)	80

Additions to PP&E, intangibles and equity accounted investments	6,785	6,397	492	451	0	14,125

Balance sheet information
Equity accounted investments	1,133	365	129	618	0	2,245
Non-current segment assets	27,816	36,181	4,450	352	0	68,799
Non-current assets, not allocated to segments						8,090

Total non-current assets						79,133

Statoil 4th quarter 2016      18

Full year 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(123)	1,576	57,868	349	0	59,671
Revenues inter-segment	17,459	6,715	183	1	(24,357)	(0)
Net income from equity accounted investments	3	(91)	55	4	0	(29)

Total revenues and other income	17,339	8,200	58,106	354	(24,357)	59,642

Purchases [net of inventory variation]	(0)	(10)	(50,547)	(0)	24,303	(26,254)
Operating and SG&A expenses	(3,223)	(3,391)	(4,664)	(342)	187	(11,433)
Depreciation, amortisation and net impairment losses	(6,379)	(10,231)	37	(142)	(0)	(16,715)
Exploration expenses	(576)	(3,296)	(0)	0	0	(3,872)

Net operating income	7,161	(8,729)	2,931	(129)	133	1,366

Additions to PP&E, intangibles and equity accounted investments	6,293	8,119	900	273	0	15,584

Balance sheet information
Equity accounted investments	5	333	214	272	0	824
Non-current segment assets	27,706	37,475	5,588	690	0	71,458
Non-current assets, not allocated to segments						9,305

Total non-current assets						81,588

In the fourth quarter of 2016, Statoil recognised net impairment losses of USD 2,298 million consisting of impairment losses of USD 3,123 million and impairment reversals of USD 825 million, largely related to reduced long-term price assumptions, partially offset by operational improvements and a reduced discount rate as described in note 6 Property, plant and equipment and intangible assets.

The DPI segment recognised impairment losses of USD 2,295 million and reversals of USD 457 million. The impairment losses were mainly related to North America unconventional onshore liquids play and oil sands assets, and write-offs of prospects and signature bonuses presented as exploration expenses in the Consolidated statement of income. The impairment reversals in the DPI segment were mainly related to North America Gulf of Mexico assets in addition to a North America unconventional onshore asset. In the DPN segment the impairment loss was USD 829 million. In the MMP segment the net reversal of USD 368 million is mainly related to a refinery asset caused by a reduced cost base for the cash generating unit.

In the third quarter of 2016, Statoil recognised net impairment losses of USD 53 million, consisting of impairment losses of USD 395 million and impairment reversals of USD 342 million. The impairment losses were mainly related to a refinery asset in the MMP segment. The reversal of impairment related to a conventional upstream asset in DPI. The DPI segment was also impacted by write-offs of previously capitalised exploration expenditures of USD 357 million, presented as exploration expenses in the Consolidated statement of income.

In the second quarter of 2016, Statoil recognised net impairment losses of USD 275 million, mainly related to a conventional offshore asset in the Gulf of Mexico following a revision of production forecasts for the asset.

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million related to unconventional onshore assets in North America and two conventional assets in the DPI segments, partially offset by impairment charges of USD 325 million, related to an unconventional onshore asset in North America.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

See note 3 Acquisitions and disposals for information on transactions impacting the DPI and DPN segment.

Statoil 4th quarter 2016      19

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the full year of 2016, Norway constitutes 77% and the US constitutes 15%.

Non-current assets by country

	At 31 December	At 30 September	At 31 December
(in USD million)	2016	2016	2015

Norway	31,484	35,470	31,487
US	18,223	19,671	20,531
Brazil	5,308	3,430	3,474
Angola	3,884	4,728	5,350
UK	3,108	3,047	2,882
Canada	1,494	2,495	2,270
Algeria	1,344	1,362	1,435
Azerbaijan	1,326	1,354	1,416
Other countries	4,873	5,341	3,436

Total non-current assets1)	71,043	76,897	72,282

1)      Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Sale of interest Kai Kos Dehseh

In the fourth quarter of 2016 Statoil signed an agreement with Athabasca Oil Corporation to divest the 100% owned Kai Kos Dehseh (KKD) oil sands projects covering the producing Leismer plant and the undeveloped Corner project, along with a number of midstream contracts associated with Leismer’s production. The total consideration consists of a cash consideration of CAD 435 million (USD 323 million),
100 million common shares in Athabasca Oil Corporation (just below 20% ownership share) and a series of contingent payments, capped at CAD 250 million (USD 186 million), based on development of oil price and production over the next four years. Both the shares and the contingent consideration will be measured at fair value on the closing date. As of 31 December 2016 the KKD related assets and associated liabilities were presented as held for sale in the Consolidated balance sheet. Upon entering into the agreement, Statoil impaired the assets by USD 412 million. This impairment is partly reflected as depreciation, amortisation and net impairment losses and partly as exploration expense in the Consolidated statement of income. In addition, as a consequence of the transaction, a separate onerous contract provision of USD 50 million, mainly related to vacant office spaces, has been recognised as selling, general and administration expenses. Accumulated foreign exchange losses, currently recognised in other comprehensive income, will be reflected in the Consolidated Statement of Income at the closing date.  The transaction was closed 31 January 2017, and will be reflected in the Development and Production International (DPI) segment in the first quarter 2017.

Acquisition of operated interest in Brazil

In the fourth quarter of 2016 Statoil closed an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to acquire a 66% operated interest in the Brazilian offshore licence BM-S-8 in the Santos basin for the maximum cash consideration of USD 2,500 million. A cash consideration of
USD 1,250 million was paid on the closing date. The payment of the remaining consideration is subject to certain conditions being met, and was reflected at fair value at the transaction date. The value of the acquired exploration assets has been recognised in the DPI segment, resulting in an increase in intangible assets of USD 2,271 million.

Acquisition of shares in Lundin Petroleum AB (Lundin) and sale of interests in the Edvard Grieg field

In the second quarter of 2016 Statoil closed an agreement with Lundin to divest its entire 15% interest in the Edvard Grieg field, a 9% interest in the Edvard Grieg Oil pipeline and a 6% interest in the Utsira High Gas pipeline for an increased ownership share in Lundin. In addition to the divested interests, a cash consideration of SEK 544 million (USD 64 million) was paid to Lundin. Following the completion of the transaction Statoil owns 68.4 million shares of Lundin, representing 20.1% of the outstanding shares and votes.

Statoil recognised a total net gain of USD 120 million related to the divestment presented in the line item other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production Norway (USD 114 million) and in the Marketing, Midstream and Processing (USD 5 million) segments. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Following the increase in ownership interest on 30 June 2016, Statoil obtained significant influence over Lundin, and accounted for the investment as an associate under the equity method. Following the change in accounting classification, Statoil recognised a gain of USD 127 million representing the cumulative gain on its initial 11.93% shareholding being reclassified from the line item net gains (losses) from available for sale financial assets in the Consolidated statement of comprehensive income, to the net financial items line item in the Consolidated statement of income.

Statoil 4th quarter 2016      20

Sale of interest in Marcellus operated onshore play

In the second quarter of 2016 Statoil entered into an agreement to divest its operated properties in the US state of West Virginia to EQT Corporation for USD 407 million in cash. The transaction was closed on 8 July 2016 with an immaterial effect on the Consolidated statement of income recognised in the third quarter of 2016. Assets and associated liabilities relating to the properties divested, with the net values reflected at their carrying amounts which corresponds to the fair value less cost to sell, was classified as held for sale in the Consolidated balance sheet as of 30 June 2016.

4 Financial items

Quarters				Full year
Q4 2016	Q3 2016	Q4 2015	(in USD million)	2016	2015

10	(66)	(249)	Net foreign exchange gains (losses)	(120)	(245)
107	81	137	Interest income and other financial items1)	436	396
(672)	156	(268)	Derivative financial instruments gains (losses)	470	(491)
(283)	(247)	(246)	Interest and other finance expenses	(1,043)	(971)

(838)	(76)	(625)	Net financial items	(258)	(1,311)

1)      See note 3 Acquisitions and disposals for more information related to realised gain on shares in Lundin Petroleum AB in the second quarter of 2016.

Statoil has available a US Commercial paper program with a limit of USD 5 billion of which USD 500 million has been issued as of
31 December 2016.

In fourth quarter 2016 Statoil issued bonds with maturities from 10 to 20 years for a total amount of USD 1.3 billion. The bonds were issued in EUR and are unconditionally guaranteed by Statoil Petroleum AS.

5 Income tax

Quarters				Full year
Q4 2016	Q3 2016	Q4 2015	(in USD million)	2016	2015

(2,735)	661	(473)	Income before tax	(178)	55
(50)	(1,088)	(649)	Income tax	(2,724)	(5,225)
(1.8%)	>100%	>(100%)	Equivalent to a tax rate of	>(100%)	>100%

The tax rate for the fourth quarter of 2016 and for the full year 2016 was primarily influenced by losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets and write off of deferred tax assets mainly within the Development and Production International segment (DPI), due to uncertainty related to future taxable income. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the full year 2016 was also influenced by the tax exempted sale of interest in the Edvard Grieg field as described in note 3 Acquisitions and disposals, and currency effects in entities that are taxable in other currency than the functional currency.

The tax rate for the fourth quarter of 2015 and the full year 2015, was primarily influenced by impairments and provisions recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency. The tax rate for the full year of 2015 was also influenced by write off of deferred tax assets within DPI segment, due to uncertainty related to future taxable income and the tax exempt sale of interests in the Shah Deniz project.

Statoil 4th quarter 2016      21

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2015	62,006	9,452
Additions	9,796	2,715
Transfers	692	(692)
Disposals and reclassifications 1)	(1,139)	(355)
Transferred to assets classified as held for sale	(444)	(97)
Expensed exploration expenditures and impairment losses	-	(1,800)
Depreciation, amortisation and net impairment losses	(11,536)	(13)
Effect of foreign currency translation adjustments	181	33

Balance at 31 December 2016	59,556	9,243

1)      Includes USD 445 million related to change in the classification of Statoil’s investments in joint operation (pro-rata line by line consolidation)/full consolidation to joint venture (equity method), mainly related to Dudgeon Offshore Wind Ltd (USD 341 million).

Impairments

For information on impairment losses and reversals for the fourth quarter and the full year of 2016 per reporting segment see note 2 Segments.

Full year 2016	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	1,301	590	1,890
Acquisition costs related to oil and gas prospects	-	403	403

Total net impairment losses (reversals) recognised	1,301	992	2,293

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amount of assets tested for impairment was mainly based on Value in Use (VIU) estimates on the basis of internal forecasts on costs, production profiles and commodity prices. In the fourth quarter, the downward revision of the long term price forecast constituted the most important impairment indicator. Business plan updates including improved production profiles, more efficient operations and lower costs in addition to increased short term commodity prices partially offsets the effect of lower long term prices. Short term commodity prices (2017 – 2019) are forecasted by using observable forward prices for 2017 and a linear projection towards the 2020 internal forecast. In 2015 the observable forward prices were used for the first three years.

Recoverable amount for assets measured at Fair Value Less Cost of Disposal (FVLCOD) have partially been established through comparisons with observed market transactions and bids, and partially through internally prepared net present value estimates using assumed market participant assumptions.

The price assumptions used for impairment calculations were as follows (prices used in 2015 impairment calculations for the respective years are indicated in brackets):

Year (Prices in real terms)	2017		2020		2025		2030

Brent Blend – USD/bbl	55	(45)	75	(83)	78	(92)	80	(100)
NBP - USD/mmbtu	6.0	(4.9)	6.0	(8.0)	8.0	(9.0)	8.0	(9.2)
Henry Hub – USD/mmbtu	3.4	(2.7)	4.0	(4.2)	4.0	(4.4)	4.0	(4.6)

The base discount rate for VIU calculations is in the fourth quarter of 2016 changed to 6.0% real after tax from 6.5% real after tax as used in previous years. The discount rate is derived from Statoil's weighted average cost of capital.

Statoil 4th quarter 2016      22

7 Dividends

For the third quarter of 2016, a dividend of USD 0.2201 has been approved, payable on or around 7 April 2017, and the shares will trade ex-dividend on 22 February 2017 on Oslo Børs (OSE) and for American Depositary Receipt (SDR) shareholders on New York Stock Exchange.

As part of Statoil's scrip dividend programme, eligible shareholders and holders of ADRs can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of ADSs. The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on OSE of the last two trading days of the subscription period for each quarter. For the fourth quarter of 2015 and for the first, second and third quarter of 2016 the discount has been set at 5%.

The two-year scrip dividend programme was approved by Statoil's general assembly in May 2016. The fourth quarter 2015 scrip dividend was settled in the second quarter of 2016. The first quarter 2016 scrip dividend was settled in the third quarter of 2016. The second quarter 2016 scrip dividend was settled in the fourth quarter of 2016.

Dividend approved, but not yet settled, is presented as dividends payable in the Consolidated balance sheet, regardless of whether the dividend is expected to be paid in cash or by issuance of new shares. The line item dividend paid in the Consolidated statement of cash flows includes only dividend paid in cash during the period. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), offset by scrip dividend settled during the period (share capital and additional paid-in-capital).

Dividends

		Full year		Full year
	Q4 2016	2016	Q4 2015	2015

Dividends paid in cash (in USD million)	371	1,876	658	2,836
US dollar per share or ADS	0.2201	0.8804	0.2201	0.9034
Norwegian kroner per share	1.8068	7.3364	1.8000	7.2000

Scrip dividends (in USD million)	299	904	0	0
Number of shares issued (in millions)	18.1	56.4	0.0	0.0

Total dividends	670	2,780	658	2,836

8 Provisions, commitments, contingent liabilities and contingent assets

In the fourth quarter of 2016 Statoil recognised a provision amounting to USD 1 billion for a contingent consideration related to the BM-S-8 acquisition in Brazil. For further information, see note 3 Acquisitions and disposals.

Brazilian tax authorities have issued an updated tax assessment for 2011 for Statoil’s Brazilian subsidiary which was party to Statoil’s divestment of 40% of the Peregrino field to Sinochem at that time. The assessment disputes Statoil’s allocation of the sale proceeds between entities and assets involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Statoil disagrees with the assessment, and has provided an initial response to this effect. The process of formal communication with the Brazilian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Statoil is of the view that all applicable tax regulations have been applied in the case and that the group has a strong position. No amounts have consequently been provided for in the accounts.

On 26 September 2016, the Norwegian Ministry of Finance (MoF) denied Statoil’s appeal related to a 2014 order from the Financial Supervisory Authority of Norway (FSA) to change the timing of an onerous contract provision to a financial period prior to the first quarter of 2013, in which Statoil originally reflected the provision. Statoil has decided not to pursue the matter further, as it does not impact any comparative financial periods presented in these Condensed interim financial statements or in the annual Consolidated financial statements of 2016. Further reference is made to note 23 Other commitments, contingent liabilities and contingent assets of Statoil’s 2015 Consolidated financial statements.

On 6 July 2016, the Norwegian tax authorities issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue relates to SCC`s capital structure and its compliance with the arm’s length principle. Statoil is of the view that arm’s length pricing has been applied in these cases and that the group has a strong position, and no amounts have consequently been provided for in the accounts.

Statoil 4th quarter 2016      23

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has in its Condensed interim financial statements provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

The Board of Directors will propose to the Annual general meeting to maintain a dividend of USD 0.2201 per share for the fourth quarter 2016 with the continuance of the two-year scrip programme introduced as of the fourth quarter 2015. Under the scrip programme shareholders get the option to receive quarterly dividend in cash or in newly issued shares at a discount. For the dividend issue for fourth quarter 2016, the board will propose to the Annual general meeting to set the discount at 5%.

Statoil 4th quarter 2016      24

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	Operational data	2016	2015	Change

				Prices
49.3	45.9	43.8	13%	Average Brent oil price (USD/bbl)	43.7	52.4	(17%)
45.1	41.8	40.7	11%	DPN average liquids price (USD/bbl)	39.4	48.2	(18%)
42.1	37.8	35.5	18%	DPI average liquids price (USD/bbl)	35.8	42.9	(17%)
43.8	40.0	38.4	14%	Group average liquids price (USD/bbl)	37.8	45.9	(18%)
366.7	332.6	327.7	12%	Group average liquids price (NOK/bbl) [1]	317.5	370.7	(14%)
3.83	2.62	4.75	(19%)	Transfer price natural gas (USD/mmbtu) [9]	3.42	5.17	(34%)
5.30	4.85	6.18	(14%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.17	7.08	(27%)
2.53	2.02	1.99	27%	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.13	2.62	(19%)
5.0	3.9	5.7	(12%)	Refining reference margin (USD/bbl) [2]	4.8	8.0	(40%)

				Entitlement production (mboe per day)
632	541	610	4%	DPN entitlement liquids production	589	595	(1%)
416	445	463	(10%)	DPI entitlement liquids production	435	436	(0%)
1,048	986	1,073	(2%)	Group entitlement liquids production	1,024	1,032	(1%)
742	492	699	6%	DPN entitlement gas production	646	637	1%
143	173	149	(4%)	DPI entitlement gas production	157	144	9%
886	665	848	4%	Group entitlement gas production	803	781	3%
1,934	1,651	1,921	1%	Total entitlement liquids and gas production [3]	1,827	1,812	1%

				Equity production (mboe per day)
632	541	610	4%	DPN equity liquids production	589	595	(1%)
530	582	569	(7%)	DPI equity liquids production	555	569	(2%)
1,162	1,123	1,179	(1%)	Group equity liquids production	1,144	1,165	(2%)
742	492	699	6%	DPN equity gas production	646	637	1%
190	190	168	13%	DPI equity gas production	188	170	11%
933	682	867	8%	Group equity gas production	834	806	3%
2,095	1,805	2,046	2%	Total equity liquids and gas production [4]	1,978	1,971	0%

				MMP sales volumes
198.0	214.0	209.0	(5%)	Crude oil sales volumes (mmbl)	811.0	829.0	(2%)
12.5	8.7	11.9	6%	Natural gas sales Statoil entitlement (bcm)	44.3	44.0	1%
2.4	1.8	1.7	43%	Natural gas sales third-party volumes (bcm)	8.6	8.6	0%

EXCHANGE RATES

Quarters			Change		Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	Exchange rates	2016	2015	Change

0.1193	0.1202	0.1173	2%	NOK/USD average daily exchange rate	0.1191	0.1239	(4%)
0.1160	0.1242	0.1135	2%	NOK/USD period-end exchange rate	0.1160	0.1135	2%
8.3798	8.3194	8.5273	(2%)	USD/NOK average daily exchange rate	8.3987	8.0739	4%
8.6200	8.0517	8.8090	(2%)	USD/NOK period-end exchange rate	8.6200	8.8090	(2%)
1.0783	1.1165	1.0948	(2%)	EUR/USD average daily exchange rate	1.1061	1.1089	(0%)
1.0541	1.1161	1.0920	(3%)	EUR/USD period-end exchange rate	1.0541	1.0920	(3%)

Statoil 4th quarter 2016      25

EXPLORATION EXPENSES

Quarters			Change	Adjusted exploration expenses	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in USD million)	2016	2015	Change

158	104	136	16%	DPN exploration expenditures (activity)	495	796	(38%)
265	176	640	(59%)	DPI exploration expenditures (activity)	943	2,064	(54%)

423	279	776	(45%)	Group exploration expenditures (activity)	1,437	2,860	(50%)
274	324	23	>100%	Expensed, previously capitalised exploration expenditures	808	213	>100%
(55)	(23)	(189)	(71%)	Capitalised share of current period's exploration activity	(285)	(1,151)	(75%)
794	76	(131)	>(100%)	Impairment (reversal of impairment)	992	1,951	(49%)

1,435	656	480	>100%	Exploration expenses IFRS	2,952	3,872	(24%)

(828)	(75)	10	-	Adjustments	(1,061)	(2,096)	(49%)

607	581	490	24%	Adjusted exploration expenses	1,891	1,777	6%

NET ADJUSTED FINANCIAL ITEMS 2016

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the fourth quarter of 2016
(in USD million)

Financial items according to IFRS	107	10	(672)	(283)	(838)	444	(394)

Foreign exchange (FX) impacts (incl. derivatives)	(25)	(10)	-	-	(35)	-	-
Interest rate (IR) derivatives	-	-	672	-	672	-	-

Adjusted financial items excluding FX and IR derivatives	82	0	0	(283)	(201)	4	(197)

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the full year of 2016
(in USD million)

Financial items according to IFRS	436	(120)	470	(1043)	(258)	(75)	(333)

Foreign exchange (FX) impacts (incl. derivatives)	26	120	-	-	147	-	-
Interest rate (IR) derivatives	-	-	(470)	-	(470)	-	-

Adjusted financial items excluding FX and IR derivatives	462	0	0	(1043)	(581)	274	(307)

NET ADJUSTED FINANCIAL ITEMS 2015

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the fourth quarter of 2015
(in USD million)

Adjusted financial items excluding FX and IR derivatives	109	0	0	(246)	(136)	(19)	(155)

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ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Fourth quarter
		2016			2015
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

DPN	1,972	(1,420)	552	2,008	(1,378)	630
DPI	(681)	(27)	(708)	(674)	(46)	(720)
MMP	514	(239)	275	423	(163)	260
Other	(142)	(18)	(160)	21	(5)	15

Group	1,664	(1,704)	(40)	1,778	(1,593)	185

Effective tax rates on adjusted earnings			102.4%			89.6%

	Full year
	2016			2015
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

DPN	5,435	(3,607)	1,827	8,636	(5,953)	2,683
DPI	(2,582)	(39)	(2,622)	(1,480)	(353)	(1,832)
MMP	1,576	(678)	898	2,728	(958)	1,770
Other	(359)	47	(311)	(251)	95	(156)

Group	4,070	(4,277)	(208)	9,633	(7,168)	2,465

Effective tax rates on adjusted earnings			105.1%			74.4%

HEALTH, SAFETY AND THE ENVIRONMENT

		Full year
	2016	2015
Injury/incident frequency
Total recordable injury frequency (TRIF)	2.9	2.7
Serious incident frequency (SIF)	0.8	0.6
Oil spills
Accidental oil spills (number of)	146	172
Accidental oil spills (cubic metres)	61	31

		Full year
	2016	2015
Climate
Upstream CO2 intensity (kg CO2/boe) 1)	10	10

1)      For Statoil operated assets in DPN and DPI, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

Statoil 4th quarter 2016      27

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2015 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•      Adjusted earnings (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation, amortisation and net impairment losses and adjusted exploration expenses) – for more information see below

•      Adjusted earnings after tax – for more information see below

•      Return on average capital employed after tax (ROACE) – for more information see section 4.4.1 Return on average capital employed (ROACE) in Statoil`s 2015 Annual Report on 20-F

•      Net interest-bearing debt adjusted – for more information see section 4.4.2 Net debt to capital employed ratio and note 18 Finance debt in Statoil`s 2015 Annual Report on 20-F

•      Net debt to capital employed ratio – for more information see section 4.4.2 Net debt to capital employed ratio in Statoil`s 2015 Annual Report on 20-F

•      Net debt to capital employed ratio adjusted – for more information see section 4.4.2 Net debt to capital employed ratio in Statoil`s 2015 Annual Report on 20-F

•      Organic capital expenditures – for more information see section 4.2.3 Investments and section 9 Terms and definitions in Statoil`s 2015 Annual Report on 20-F

•      Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (increase) decrease in other non-current items, proceeds from sale of assets and businesses and dividend paid. In Q1 2016 Lundin acquisition of USD 541 million is included as part of capital expenditures and investments

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•        Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

•        Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

•        Over/underlift  is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes reflects operational performance and increase comparability with peers

•        Statoil holds operational storage which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period

•        Impairment and  reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items

•        Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

Statoil 4th quarter 2016      28

•        Internal unrealised profit on inventories: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings

•        Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc

The measure adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of numerator and denominator used in ROACE calculation	31 December
(in USD million, except percentages)	2016	2015

Net Income (last 12 months)	(2,902)	(5,169)
- Net Financial Items (last 12 months)	(258)	(1,311)
- Tax on Financial Items (last 12 months)	(75)	1,259
+ Accretion Expense after Tax	21	(137)

Net Income adjusted for Financial Items after Tax (A1)	(2,548)	(5,254)

Adjusted Earnings after Tax (last 12 months) (C1)	(208)	2,465

Calculated Average Capital Employed:
Average Capital Employed before Adjustments (B1)	53,815	58,722
Average Capital Employed (B2)	54,772	59,712

Calculated RoACE:
Calculated RoACE based on Average Capital Employed before Adjustments (A1/B1)	-4.7%	-8.9%
Calculated RoACE based on Adjusted Earnings after Tax and Capital Employed (C1/B2)	-0.4%	4.1%

Statoil 4th quarter 2016      29

Calculation of capital employed and net debt to capital employed ratio		At 31 December	At 30 September	At 31 December
(in USD million)		2016	2016	2015

Shareholders' equity		35,072	40,050	40,271
Non-controlling interests		27	36	36

Total equity	A	35,099	40,086	40,307

Current finance debt		3,674	4,659	2,326
Non-current finance debt		27,999	28,603	29,965

Gross interest-bearing debt	B	31,673	33,262	32,291

Cash and cash equivalents		5,090	8,038	8,623
Current financial investments		8,211	9,212	9,817

Cash and cash equivalents and financial investment	C	13,301	17,250	18,440

Net interest-bearing debt before adjustments [10]	B1 = B-C	18,372	16,012	13,852

Other interest-bearing elements 1)		1,216	1,294	1,111
Marketing instruction adjustment 2)		(199)	(203)	(215)

Net interest-bearing debt adjusted [5]	B2	19,389	17,103	14,748

Normalisation for cash-build up before tax payment (50% of Tax Payment) 3)		-	310	-

Net interest-bearing debt adjusted [5]	B3	19,389	17,414	14,748

Calculation of capital employed [5]:
Capital employed before adjustments to net interest-bearing debt	A+B1	53,471	56,098	54,159
Capital employed before normalisation for cash build up for tax payment	A+B2	54,488	57,189	55,055
Capital employed adjusted	A+B3	54,488	57,499	55,055

Calculated net debt to capital employed [5]:
Net debt to capital employed before adjustments	(B1)/(A+B1)	34.4%	28.5%	25.6%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	35.6%	29.9%	26.8%
Net debt to capital employed adjusted	(B3)/(A+B3)	35.6%	30.3%	26.8%

1)      Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2)      Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil’s Consolidated balance sheet.

3)      Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were USD 620 million and USD 1,098 million as of September 2016 and 2015, respectively.

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Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the fourth quarter of 2016	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in USD million)

Net operating income	(1,897)	792	(2,610)	264	(343)

Total revenues and other income	805	397	(115)	533	(10)
Changes in fair value of derivatives	571	166	-	405	-
Periodisation of inventory hedging effect	194	-	-	194	-
Impairment from associated companies	25	-	25	-	-
Over-/underlift	198	231	(33)	-	-
Gain/loss on sale of assets	(182)	-	(107)	(65)	(10)

Purchases [net of inventory variation]	97	-	-	(86)	183
Operational storage effects	(86)	-	-	(86)	-
Eliminations	183	-	-	-	183

Operating and administrative expenses	350	(65)	216	170	29
Over-/underlift	(62)	(100)	38	-	-
Other adjustments	62	16	6	3	37
Gain/loss on sale of assets	17	-	17	-	-
Provisions	333	19	155	168	(8)

Depreciation, amortisation and impairment	1,480	829	1,019	(368)	-
Impairment	2,206	829	1,320	57	-
Reversal of Impairment	(725)	-	(301)	(425)	-

Exploration expenses	828	19	809	-	-
Impairment	840	-	840	-	-
Reversal of Impairment	(46)	-	(46)	-	-
Other adjustments	7	4	3	-	-
Provisions	28	15	13	-	-

Sum of adjustments to net operating income	3,561	1,180	1,929	250	202

Adjusted earnings [5]	1,664	1,972	(681)	514	(142)

Tax on adjusted earnings	(1,704)	(1,420)	(27)	(239)	(18)

Adjusted earnings after tax [5]	(40)	552	(708)	275	(160)

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Items impacting net operating income in the fourth quarter of 2015	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in USD million)

Net operating income	152	1,704	(2,031)	474	6

Total revenues and other income	126	9	539	(286)	(136)
Changes in fair value of derivatives	(96)	11	-	(108)	-
Periodisation of inventory hedging effect	(24)	-	-	(24)	-
Impairment	77	-	77	-	-
Over-/underlift	256	140	116	-	-
Gain/loss on sale of assets	(326)	(142)	15	(154)	(44)
Provisions	331	-	331	-	-
Eliminations	(92)	-	-	-	(92)

Purchases [net of inventory variation]	164	-	-	164	-
Operational storage effects	164	-	-	164	-

Operating and administrative expenses	109	(82)	(27)	67	151
Over-/underlift	(155)	(62)	(93)	-	-
Other adjustments	130	(31)	23	(12)	151
Provisions	134	11	43	80	-

Depreciation, amortisation and impairment	1,237	350	884	3	-
Impairment	1,657	416	1,238	3	-
Reversal of Impairment	(421)	(66)	(355)	-	-

Exploration expenses	(10)	27	(37)	-	-
Impairment	46	-	46	-	-
Reversal of Impairment	(174)	-	(174)	-	-
Other adjustments	24	24	-	-	-
Provisions	94	3	91	-	-

Sum of adjustments to net operating income	1,626	304	1,358	(51)	15

Adjusted earnings [5]	1,778	2,008	(674)	423	21

Tax on adjusted earnings	(1,593)	(1,378)	(46)	(163)	(5)

Adjusted earnings after tax [5]	185	630	(720)	260	15

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Items impacting net operating income in the full year of 2016	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in USD million)

Net operating income	80	4,451	(4,352)	623	(642)

Total revenues and other income	1,020	139	(111)	1,002	(10)
Changes in fair value of derivatives	738	25	-	713	-
Periodisation of inventory hedging effect	360	-	-	360	-
Impairment from associated companies	25	-	25	-	-
Over-/underlift	232	228	4	-	-
Gain/loss on sale of assets	(333)	(114)	(139)	(71)	(10)

Purchases [net of inventory variation]	(9)	-	-	(228)	219
Operational storage effects	(228)	-	-	(228)	-
Eliminations	219	-	-	-	219

Operating and administrative expenses	617	4	292	253	69
Over-/underlift	(59)	(52)	(7)	-	-
Other adjustments	168	37	58	6	67
Gain/loss on sale of assets	86	-	86	-	-
Provisions	422	19	155	247	2

Depreciation, amortisation and impairment	1,300	829	540	(74)	5
Impairment	2,946	829	1,761	351	5
Reversal of impairment	(1,646)	-	(1,221)	(425)	-

Exploration expenses	1,061	12	1,049	-	-
Impairment	1,141	-	1,141	-	-
Reversal of impairment	(149)	-	(149)	-	-
Other adjustments	41	(3)	44	-	-
Provisions	28	15	13	-	-

Sum of adjustments to net operating income	3,990	984	1,770	952	283

Adjusted earnings [5]	4,070	5,435	(2,582)	1,576	(359)

Tax on adjusted earnings	(4,277)	(3,607)	(39)	(678)	47

Adjusted earnings after tax [5]	(208)	1,827	(2,622)	898	(311)

Items impacting net operating income in the full year of 2015	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in USD million)

Net operating income	1,366	7,161	(8,729)	2,931	4

Sum of adjustments to net operating income	8,267	1,475	7,249	(203)	(255)

Adjusted earnings [5]	9,633	8,636	(1,480)	2,728	(251)

Tax on adjusted earnings	(7,168)	(5,953)	(353)	(958)	95

Adjusted earnings after tax [5]	2,465	2,683	(1,832)	1,770	(156)

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Adjusted earnings Marketing, Midstream and Processing (MMP) break down

Quarters			Change	Adjusted earnings break down	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in USD million)	2016	2015	Change

266	197	180	48%	Natural Gas Europe	654	996	(34%)
25	(5)	45	(44%)	Natural Gas US	111	279	(60%)
136	59	20	>100%	Liquids	494	510	(3%)
87	50	178	(51%)	Other	317	943	(66%)

514	301	423	22%	Adjusted earnings MMP	1,576	2,728	(42%)

Reconciliation of adjusted earnings after tax to net income

Quarters			Reconciliation of adjusted earnings after tax to net income		Full year
Q4 2016	Q3 2016	Q4 2015	(in USD million)		2016	2015

(1,897)	737	152	Net operating income (NOI)	A	80	1,366
494	962	953	Tax on NOI	B	2,649	6,484

(2,391)	(225)	(801)	NOI after tax	C = A-B	(2,569)	(5,117)

3,561	(101)	1,626	Adjustments	D	3,990	8,267
1,211	(65)	640	Tax on adjustments	E	1,628	685

(40)	(261)	185	Adjusted earnings after tax [5]	F = C+D-E	(208)	2,465

(838)	(76)	(625)	Net financial items	G	(258)	(1,311)
444	(126)	304	Tax on net financial items	H	(75)	1,259

(2,785)	(427)	(1,122)	Net income	I = C+G+H	(2,902)	(5,169)

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Results presented in NOK for comparison purposes

The below NOK translation of income statement figures is provided for information purposes only, and is not to be considered a factual re-presentation as if the presentation currency of Statoil was NOK. For further details and re-presented consolidated financial information for prior periods, reference is made to note 9 Change of presentation currency – re-presentation of comparative periods in the Condensed interim financial statements for the first quarter of 2016, available at www.statoil.com.

The first, second, third and fourth quarter of 2016 USD figures have been translated to NOK using the NOK/USD average daily exchange rate for the quarter of 8.6482, 8.2571, 8.3194 and 8.3798, respectively. Figures for historic periods are presented as previously reported in NOK.

Quarters			Change		Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4		2016	2015	Change

(15.9)	6.1	1.7	N/A	IFRS Net operating income (NOK billion)	0.7	14.9	(95%)
13.9	5.3	15.2	(8%)	Adjusted earnings (NOK billion) [5]	34.2	77.0	(56%)
(23.3)	(3.5)	(9.2)	>(100%)	IFRS Net income (NOK billion)	(24.4)	(37.3)	35%
(0.3)	(2.2)	1.6	N/A	Adjusted earnings after tax (NOK billion) [5]	(1.7)	19.5	N/A
2,095	1,805	2,046	2%	Total equity liquids and gas production (mboe per day) [4]	1,978	1,971	0%
366.7	332.6	327.7	12%	Group average liquids price (NOK/bbl) [1]	317.5	370.7	(14%)

Quarters			Change	Adjusted earnings	Full year
Q4 2016	Q3 2016	Q4 2015	Q4 on Q4	(in NOK billion)	2016	2015	Change

113.6	98.7	112.7	1%	Adjusted total revenues and other income	393.8	472.0	(17%)

(51.9)	(49.1)	(49.5)	5%	Adjusted purchases [6]	(180.7)	(209.0)	(14%)
(19.4)	(18.7)	(20.5)	(5%)	Adjusted operating and administrative expenses	(77.0)	(85.2)	(10%)
(23.3)	(20.7)	(23.3)	0%	Adjusted depreciation	(86.1)	(86.5)	(0%)
(5.1)	(4.8)	(4.2)	21%	Adjusted exploration expenses	(15.9)	(14.3)	11%

13.9	5.3	15.2	(8%)	Adjusted earnings [5]	34.2	77.0	(56%)

(0.3)	(2.2)	1.6	N/A	Adjusted earnings after tax [5]	(1.7)	19.5	N/A

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FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", “believe”, "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil’s focus on capital discipline; expected annual organic production through 2017; projections and future impact related to efficiency programmes, including expectations regarding costs savings from the improvement programme; capital expenditure and exploration guidance for 2017; production guidance; Statoil’s value over volume strategy; Statoil’s plans with regard to its completed acquisition of 66% operated interest in the BM-S-8 offshore license in the Santos basin; organic capital expenditure for 2017; Statoil’s intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil’s production guidance; accounting decisions and policy judgments and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; the projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws, including with respect to the deviation notice issued by the Norwegian tax authorities and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (and in particular, Section 5.1 thereof (Risk factors)) which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

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END NOTES

1.     The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     These are non-GAAP figures. See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be priced on an arms-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.     The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to DPN.

10.  Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: 7 February, 2017

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

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EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

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